FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

BHP STEEL LIMITED
COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDING
PE. 30 JUNE 2001, 2000 AND 1999

BHP Billiton Limited
Level 45, 600 Bourke Street
Melbourne, Victoria 3000
AUSTRALIA

BHP Steel Limited

Combined Financial Statements for the years ending 30 June 2001, 2000 and 1999

ARTHUR ANDERSEN

Independent Audit Report

To the Directors of BHP Steel Limited:

Scope

We have audited the accompanying special purpose financial report of BHP Steel Limited (the "Company") for the three 12 month periods ended 30 June 2001, 2000 and 1999. The financial report includes the combined financial statements of the Combined Entity comprising the Company and its controlled entities together with the entities control of which is to be passed to the Company as part of the public listing of the Company as outlined in the basis of preparation and combination described in Note 1 to the financial statements. The Directors of BHP Steel Limited (the "Directors") are responsible for the financial report and have determined that the basis of preparation and combination and the accounting policies used and described in Note 1 to the financial statements are appropriate. We have conducted an independent audit of the financial report in order to express an opinion on it to the Directors of the Company. No opinion is expressed as to whether the accounting policies used, and described in Note 1, are appropriate to the needs of the Directors.

The financial report has been prepared for distribution to the Directors in connection with the public listing of the Company and the offering of BHP Steel Shares in the United States pursuant to Rule 144A of the United States Securities Act of 1933. We disclaim any assumption of responsibility for any reliance on this report or on the financial report to which it relates, to any person other than the Directors, or for any purpose other than that for which it has been prepared.

Our audit has been conducted in accordance with Australian Auditing Standards. Our procedures included the examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the basis of preparation and combination and accounting policies described in Note 1 to the financial statements, so as to present a view which is consistent with our understanding of the Combined Entity's financial position, and performance as represented by the results of their operations and their cash flows. These policies do not require the application of all Accounting Standards and other mandatory professional reporting requirements, in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of BHP Steel Limited:

a) gives a true and fair view, in accordance with the basis of preparation and combination and accounting policies described in Note 1 to the financial statements, of the combined entity's financial position as at 30 June 2001 and 2000 and of its performance for the years then ended and the year ended 30 June 1999; and

b) complies with Accounting Standards to the extent described in Note 1 to the financial statements; and

c) is in accordance with other mandatory professional reporting requirements to the extent described in Note 1 to the financial report.

Arthur Andersen

ARTHUR ANDERSEN
Chartered Accountants

Sydney
9 May 2002

Combined Statements of Financial Performance for the 12 Months ended 30 June 2001, 2000 and 1999

		12 months ended		
		30 June 2001	30 June 2000	30 June 1999
Revenue from Ordinary Activities		$m	$m	$m
Sales revenue	3	4,882.1	5,358.8	5,157.1
Other revenue	3	54.8	531.6	69.3
		4,936.9	5,890.4	5,226.4
Deduct				
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	3	4,388.3	5,421.2	4,771.2
Depreciation and amortisation	3	263.3	311.0	336.5
		4,651.6	5,732.2	5,107.7
Share of net profit /(loss) of joint venture entities accounted for using equity method	11a	(26.1)	20.7	(37.6)
Profit from ordinary activities before borrowing costs and income tax expense	3	**259.2**	**178.9**	**81.1**
Profit /(loss) from ordinary activities before borrowing costs and income tax expense *attributable to outside equity interests*		12.6	3.3	(5.4)

The accompanying notes form an integral part of the Statements of Financial Performance.

Combined Statements of Financial Position as at 30 June 2001 and 2000

	Note	30 June 2001 $m	30 June 2000 $m
Current assets			
Cash assets	21	207.0	121.6
Receivables	6	876.3	930.9
Other financial assets		0.5	3.7
Inventories	7	646.7	667.4
Other assets	8	15.0	10.9
Total current assets		**1,745.5**	**1,734.5**
Non-current assets			
Receivables	10	24.3	22.4
Investments accounted for using equity method	11	159.9	145.5
Other financial assets	9	4.6	5.0
Inventories	12	56.7	61.6
Property, plant and equipment	13	3,302.1	3,419.3
Deferred tax assets	4	49.8	35.7
Other assets	14	8.8	6.9
Total non-current assets		**3,606.2**	**3,696.4**
Total assets		**5,351.7**	**5,430.9**
Current liabilities			
Payables	15	578.3	621.7
Interest-bearing liabilities	16	113.4	110.1
Tax liabilities		5.7	5.2
Other provisions	17	192.5	162.2
Total current liabilities		**889.9**	**899.2**
Non-current liabilities			
Interest-bearing liabilities	18	124.6	148.6
Deferred tax liabilities	4	426.5	413.9
Other provisions	19	180.0	165.9
Total non-current liabilities		**731.1**	**728.4**
Total liabilities		**1,621.0**	**1,627.6**
Net assets		**3,730.7**	**3,803.3**
Equity			
Financing provided by BHP Billiton Group	20	3,702.6	3,782.1
Outside equity interest	20	28.1	21.2
Total equity	20	**3,730.7**	**3,803.3**

The accompanying notes form an integral part of the Statements of Financial Position.

Combined Statements of Cashflows for the 12 Months Ended 30 June 2001, 2000 and 1999

		12 months ended		
		30 June 2001 $m	30 June 2000 $m	30 June 1999 $m
			Inflows/(outflows)	
Cash flows related to operating activities				
Receipts from customers		5,156.1	5,339.8	5,227.9
Payments to suppliers and employees		(4,569.4)	(4,685.1)	(4,475.0)
Dividends received		1.1	2.0	1.1
Other		15.9	45.8	41.2
Net operating cash flows before income tax	*21(a)*	**603.7**	**702.5**	**795.2**
Cash flows related to investing activities				
Purchases of property, plant and equipment		(104.8)	(92.5)	(240.8)
Proceeds from sale of property, plant and equipment		5.3	28.5	15.9
Purchases of investments		(15.9)	-	(34.3)
Proceeds from other asset sales	21(b)	3.9	447.0	0.7
Net investing cash flows		**(111.5)**	**383.0**	**(258.5)**
Net operating and investing cash flows before borrowing costs and income tax		**492.2**	**1,085.5**	**536.7**

The accompanying notes form an integral part of the Statements of Cashflows.

Note 1. Statement of Significant Accounting Policies

Basis of Preparation and Combination

In March 2001, BHP Billiton Limited announced its intention to demerge its flat and coated products business to create an independent publicly-traded company. That company is BHP Steel Limited (formerly BHP Steel (JLA) Proprietary Limited), a company incorporated in Australia.

These combined financial statements have been prepared as a special-purpose financial report which, subject to the basis of preparation outlined in this note, complies with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views ("Australian GAAP").

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the nature of these combined financial statements. These departures include presenting the combined statements of financial performance to the profit from ordinary activities before borrowing costs and income tax expense level only and presenting cash flow information for operating and investing activities only. In addition, EPS information has not been provided.

These combined financial statements comprise statements of financial position as at 30 June 2001 and 2000 and statements of financial performance and cash flows for the three 12 month periods ended 30 June 2001, 2000 and 1999 for the entities that have formed part of the operations of the BHP Billiton Limited's flat and coated steel operations during the periods presented. The combined financial statements include BHP Steel Limited (the "Company") and its existing controlled entities together with the entities control of which is proposed to be transferred to the Company (together "BHP Steel" or the "Group") as contemplated by the Implementation Deed between BHP Billiton Limited and BHP Steel. The transfer of control of certain entities will not occur until, amongst other things, the approval of the BHP Billiton Limited shareholders. A list of entities within the Group is contained in Note 30.

In preparing the combined financial statements the effects of all transactions between entities within the Group have been eliminated.

Combined Statements of Financial Position

The following principles have been used in the preparation of the combined statements of financial position.

- *Acquisition of Assets*

  The combined statements of financial position have been prepared following the rules of acquisition accounting which require identifiable assets acquired to be recognised at their fair values. The fair values of the entities which are to be acquired by the Company under the Implementation Deed have been estimated as at the demerger date. These estimated values are not materially different from the book values of those entities at 31 December 2001.

  In preparing the combined statements of financial position, the transactions required to give effect to the Group are assumed to have taken place on each of the balance dates at the fair value of the underlying assets. This is taken to be the book value on those dates.

- *Capital Structure*

  The combined financial statements treat all historic loans from BHP Billiton Limited to BHP Steel and all BHP Steel equity as equity, as the actual capital structure during the periods is not indicative of what the capital structure would have been had the BHP Steel businesses been operating as an independent entity rather than as subsidiaries of BHP Billiton Limited.

Combined Statements of Financial Performance and Cash Flows

The combined statements of financial performance and cash flows have been prepared as if the transactions required to give effect to the Group took effect on 1 July 1998. The following principles have been used in the preparation of the combined statements of financial performance and cash flows.

- *Borrowing Costs and Income Tax*

  Historical borrowing costs, income tax expenses and related cash flows have not been brought to account in the combined statements of financial performance and cash flows as they are not indicative of what these amounts would have been had BHP Steel been operating as an independent entity, rather than as subsidiaries of BHP Billiton Limited.

Note 1. Statement of Significant Accounting Policies (continued)

- *Corporate Expenses*

  The combined financial statements include allocations of certain BHP Billiton Limited expenses, including centralised legal, accounting, treasury, real estate, information technology and other BHP Billiton Limited corporate services and infrastructure costs. These expense allocations have been determined on the basis that BHP Billiton Limited and BHP Steel consider them to be reasonable estimates of the cost of services provided or the benefit received by BHP Steel.

As a result of the above, the financial information included herein may not reflect the financial position, operating results or cash flows of BHP Steel had BHP Steel existed as a separate group during the periods presented.

Currency of Presentation

All amounts are expressed in Australian dollars unless otherwise stated.

Rounding of Amounts

Amounts in the financial statements have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Foreign Currency Transactions

BHP Steel is Australian based with significant international operations.

Transactions

Transactions in foreign currencies are translated at rates of exchange which approximate those applicable at the date of each transaction. Foreign currency balances arising from these transactions are translated at the rates of exchange applicable at balance date. The effect of hedging is taken into account in the measurement of the relevant transactions. Exchange fluctuations arising from foreign currency transactions and balances are included in the Statements of Financial Performance.

Foreign Operations

Each foreign operation is accounted for in its functional currency i.e. the currency of its primary economic environment. All foreign operations are self-sustaining operations. As such, the financial statements of these operations are translated using the current rate method.

No material foreign operation of the BHP Steel Group is accounted for in a foreign currency having a high rate of inflation.

Net Foreign Assets and Foreign Currency Interest Bearing Liabilities

Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are taken to the exchange fluctuation account.

Sales Revenue

Revenue from the sale of goods and disposal of other assets is recognised when the economic entity has passed control of the goods or other assets to the buyer.

Borrowing Costs

As noted in the basis of preparation and combination above, borrowing costs have not been included in the combined statements of financial performance.

In the future, borrowing costs will generally be expensed as incurred except where they relate to the financing of qualifying assets under construction, where they will be capitalised up to the date of commissioning. Costs incurred in respect of obtaining finance, including loan establishment fees, will be deferred and written off over the term of the respective agreement.

Research and Development Expenditure

Expenditure for research is charged to profit and loss as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs. In which case it is capitalised and amortised over the period of the expected benefit.

Taxation

As noted in the basis of preparation and combination above, income taxes have not been included in the combined statements of financial performance.

Note 1. Statement of Significant Accounting Policies (continued)

In the future, income tax will be calculated for each of the legal entities within BHP Steel after allowing for borrowing costs.

Deferred tax liabilities and deferred tax assets (non-current assets) represent the tax effect of timing differences which arise from the recognition in the combined Statements of Financial Performance of items of revenue and expense in periods different to those in which they are assessable or deductible for income tax purposes.

Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

Future income tax and capital gains tax benefits in respect of losses incurred by BHP Steel are included in the combined Statements of Financial Position where realisation of the benefits is considered to be virtually certain. In so doing it is recognised that the realisation of the benefits will depend upon:

(a) an expectation that the legislation will not change in a manner which would adversely affect the ability of companies concerned to realise the benefits;

(b) the ability of the companies concerned to comply with the conditions for deductibility imposed by law; and

(c) the ability of the companies concerned to either derive future assessable income of a nature and of sufficient amount to enable the benefits to be realised, or to transfer tax losses to related companies.

Deferred tax assets and liabilities are carried at the rates that are expected to apply when the balances are settled.

Capital gains tax, if applicable, is provided for in establishing period income tax when the asset is sold.

Provisions for Employee Benefits

Provision is made in the accounts for all employee benefits, including on-costs.

BHP Steel recognises an expense for defined benefit pensions when contributions are paid.

BHP Steel includes in the Statements of Financial Performance the cost associated with BHP Billiton Limited Performance Rights issued to BHP Billiton employees at the time they are exercised. Costs associated with the exercise of options are not included in the Statements of Financial Performance.

Employee Ownership Plans

The Company does not have its own employee ownership plan, however, certain BHP Steel employees participate in the BHP Billiton Limited employee ownership plans.

Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts require write-down to recoverable amount. Estimated recoverable amount is determined using expected net cash flows discounted at the estimated weighted average cost of capital of the BHP Steel Group. For the current year the discount rate was 10%.

Joint Ventures

Interests in joint venture entities are brought to account using the equity method. Under this method the investment is initially recognised at its cost of acquisition and its carrying value is subsequently adjusted for increases or decreases in the investor's share of post-acquisition results and reserves of the joint venture. Investments in joint venture entities are decreased by the amount of dividends received or receivable.

Other Financial Assets

Interests in non-subsidiary, non-associated corporations are included in investments at the lower of cost and recoverable amount. Dividend income is brought to account when declared.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. With the exception of processed inventories, cost is determined primarily on the basis of average costs, while absorption costing is used for processed inventories incorporating fixed and variable overheads.

Note 1. Statement of Significant Accounting Policies (continued)

Property, Plant and Equipment

Valuation in Accounts

Property, plant and equipment has been recorded at deemed cost following adoption of revised AASB 1041: Revaluation of Non-Current Assets at 1 July 2000.

Current Values of Land and Buildings

The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Disposals

Disposals are taken in to account in profit from ordinary activities before borrowing costs and income tax and disclosed as significant items where they represent the sale or abandonment of a significant business, and are not considered to be of a recurring nature.

Depreciation of Property, Plant and Equipment

Depreciation is provided on buildings, plant, machinery and other items used in producing revenue, on a straight line basis at rates based on the following expected useful lives:

Buildings:	Up to 40 years
Property, plant and equipment:	Up to 30 years

Leased Assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised, and except as described below, rental payments are charged against operating profit in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Financial Instruments Included in Liabilities

Loans, debentures and notes payable are recognised when issued at the amount of the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest will be recognised as an expense on an effective yield basis.

Financial Instruments Included in Assets

Trade debtors are initially recorded at the amount of contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less likely. Any provision established is based on a review of all outstanding amounts at balance date. A specific provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

Derivatives

BHP Steel is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and uses, in some circumstances, derivative financial instruments to hedge some of these risks.

Hedge accounting principles are applied whereby derivatives undertaken for the purpose of hedging are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be recognised in the combined Statements of Financial Performance whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

- deferred and included in the measurement of the anticipated transaction when it occurs; or
- included in the Statements of Financial Performance where the anticipated transaction is no longer expected to occur.

When undertaking strategic financial transactions, all gains and losses are included in the Statements of Financial Performance at the end of each reporting period. The premiums paid on strategic financial transactions are included in the Statements of Financial Performance at the inception of the contract.

The BHP Steel Group's objectives for the use of the derivatives are stated in Note 23.

Note 2. Significant Items

The following items have been separately identified as they are considered significant by nature and amount, and relevant in understanding the reported financial performance of BHP Steel. All amounts are stated pre-tax.

	12 Months Ended 30 June		
	2001 $m	2000 $m	1999 $m
Foreign exchange and commodity hedging (1)	29	37	59
Discontinued activities (2)	-	207	7
Asset write-downs(3)	-	38	165
Restructuring provisions(4)	19	-	-
Workers compensation provisions(5)	27	-	-

(1) In 1999 BHP Steel ceased active hedging of its foreign exchange and commodity exposures. Sales revenues have been reduced by these amounts as a result of hedge contracts entered into in 1999 and prior periods, expiring in these years.

(2) In 2000, BHP Steel sold its coated and building product operations in the US. The loss on sale of $227 million and the result from operations in 1999 and 2000 are included in the above amount. Also included in the 1999 and 2000 figures are $10 million and $12 million respectively in relation to product warranty provisions for discontinued operations.

(3) BHP Steel undertakes bi-annual reviews of the recoverability of its non-current assets. The related writedowns in 1999 include a writedown of New Zealand Steel production assets of A$121 million. Other charges in 1999 and 2000 include write-downs of development expenditure and assets relating to the development of thin strip casting technology.

(4) Restructuring provisions are significant costs incurred for outsourced operations.

(5) Workers compensation provisions are significant charges for estimated self-insured risks.

Note 3. Profit and Loss Items

	12 Months ended 30 June 2001 $m	30 June 2000 $m	30 June 1999 $m
Profit from ordinary activities after crediting the following revenues:			
Sale of goods (a)	4,685.3	5,244.7	5,068.9
Rendering of services	196.8	114.1	88.2
Total sales revenue	4,882.1	5,358.8	5,157.1
Other revenue:			
Interest income (unrelated parties)	27.0	19.0	32.6
Proceeds from sales of non-current assets	9.2	475.5	9.6
Dividend income	1.1	2.0	1.1
Other income	17.5	35.1	26.0
Total other revenues	54.8	531.6	69.3
Profit from ordinary activities is after charging the following expenses:			
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs (b):			
Employee benefits expense	994.6		
Raw materials and consumables used	1,845.6		
Changes in inventories of finished goods and work in progress	(3.4)		
Net book value of non-current assets sold	3.9		
Diminution in value of non-current assets	0.4		
Other expenses from ordinary activities	1,547.2		
	4,388.3	5,421.2	4,771.1

(a) Costs of goods sold for the Group for the year ended 30 June 2001 were $3,812.5 million. Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.

(b) Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.

	12 Months ended 30 June 2001 $m	30 June 2000 $m	30 June 1999 $m
Depreciation and amortisation:			
Depreciation of			
- Buildings	16.0	19.2	18.0
- Property, plant and equipment	247.3	289.3	315.2
	263.3	308.5	333.2
Amortisation of			
- Goodwill	-	2.5	3.3
Total depreciation and amortisation	**263.3**	**311.0**	**336.5**

	12 Months ended 30 June 2001 $m	30 June 2000 $m	30 June 1999 $m
Other expense/(revenue) items:			
Bad debts written off in respect of:			
- *trade receivables*	3.2	1.6	4.9
Net charge/(write-back) to provision for doubtful debts in respect of:			
- trade receivables	(0.7)	0.3	0.7
- sundry receivables	(0.1)	0.2	-
Diminution in value of:			
- non-current assets	0.4	5.9	106.6
- inventories	6.4	13.8	18.4
Research and development costs	9.8	15.9	24.1
Rental expense in respect of operating leases	50.8	66.1	63.0
Net (gain)/loss on sale of:			
- property, plant and equipment (a)	(1.4)	5.6	(2.2)
- loss on sale of controlled entity (note 21b)	-	226.6	-
Net foreign exchange (gain)/loss	(5.6)	4.8	(11.0)
Material charges to provisions for:			
- employee entitlements	205.4	145.6	119.1
- restoration and rehabilitation	(0.9)	0.9	4.6
- other	3.0	2.6	3.2
(a) Specific disclosure items above:			
Revenue from sale of plant and equipment	(5.3)	(28.5)	(9.6)
Expense from sale of plant and equipment	3.9	34.1	7.4
(Gain)/loss on sale of plant and equipment	(1.4)	5.6	(2.2)

Note 4. Income Tax

Deferred Tax

	30 June 2001 $m	30 June 2000 $m
Deferred Tax Assets (Non-Current)		
Future income tax benefit at period end comprises:		
Timing differences		
Depreciation	(0.2)	(2.0)
Provisions		
- employee benefits	-	2.7
- restoration and rehabilitation	1.8	1.8
- doubtful debts	1.8	1.8
- other	1.6	0.7
Foreign exchange gains	(0.2)	(0.2)
Profit in stocks elimination	9.5	16.2
Other	(2.3)	(3.1)
Carry forward losses	37.8	17.8
Total deferred tax assets	**49.8**	**35.7**

	30 June 2001 $m	30 June 2000 $m
Deferred Tax Liabilities (Non-Current)		
Provision for deferred income tax at period end comprises:		
Timing differences		
Depreciation	469.8	460.4
Provisions		
- employee benefits	(64.5)	(64.8)
- doubtful debts	(7.5)	(7.8)
- other	4.9	(17.0)
Foreign exchange gains	3.1	0.5
Other	20.7	42.6
Total deferred tax liabilities	**426.5**	**413.9**

Benefit of Income Tax Losses Not Brought to Account

As at 30 June 2001, the group had estimated unconfirmed income tax losses of $829.9 million (2000: $887.6 million) available to offset against future years' taxable income. The benefit of these losses of $262.8 million (2000: $281.5 million) has not been brought to account as realisation is not virtually certain. The benefit will only be obtained if:

(i) the group derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deduction of the losses to be realised.

(ii) the group continues to comply with the conditions for deductibility imposed by the law. In particular, the recovery of $493.1 million of tax losses relating to the New Zealand steel operations is dependent on a change in legislation in New Zealand. A bill has been introduced to Parliament to affect the change but has yet to be passed; and

(iii) no changes in tax legislation adversely affect the group in realising the benefit from the deductions for the losses.

Note 4. Income Tax (continued)

These tax loss carry-forwards expire as summarised below:

Year of expiry	30 June 2001 $m
2002	3.8
2003	34.6
2004	39.9
2005	12.9
2020	195.3
Unlimited	543.4
	829.9

Note 5. Segment Information

BHP Steel operates through four business reporting segments, Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia. In addition, corporate overhead costs and some group services, such as Transport and Logistics and the export trading offices, are reported separately as Corporate and Group.

A substantial amount of the crude steel product at Hot Rolled Products is sold to Coated Products Australia for further processing into higher value added products. Transfer prices applied to internal feed for domestic sales between business units are set annually based on an import parity formula incorporating actual and forecast international steel prices and exchange rates. Internal feed for export sales are set quarterly based on forecast international steel prices and exchange rates.

Net unallocated interest represents the interest income received by BHP Steel.

Industry Classification	External Revenue	Inter-segment Revenue	Deprecia-tion and Amortisa-tion	Net Result (a)	Segment Assets Gross	Segment Assets Net	Capital Expend-iture
30 June 2001 $m							
Hot Rolled Products	1,194.9	1,007.2	119.6	62.5	1,914.2	1,241.5	56.2
Coated Products Australia	2,395.9	40.4	82.6	142.3	1,524.0	1,001.1	24.0
Coated Products USA (c)	-	-	-	-	-	-	-
Coated Products Asia	532.2	23.5	26.4	54.3	670.3	404.8	5.8
New Zealand Steel	433.6	27.0	29.3	36.9	916.3	860.1	13.9
Corporate and Group (b) (d)	353.3	87.5	5.4	(37.7)	167.0	63.3	4.9
Net unallocated interest	27.0	-	-	27.0	-	-	-
Equity accounted joint venture (e)	-	-	-	(26.1)	159.9	159.9	-
BHP Steel Group	4,936.9	1,185.6	263.3	259.2	5,351.7	3,730.7	104.8
30 June 2000 $m							
Hot Rolled Products	1,032.5	1,010.0	130.2	147.6	2,055.0	1,353.5	37.0
Coated Products Australia	2,548.0	19.9	88.6	211.7	1,590.1	1,107.2	45.8
Coated Products USA (c)	501.6	-	31.7	29.8	-	-	2.6
Coated Products Asia	413.7	36.3	25.7	5.8	659.2	377.3	0.4
New Zealand Steel	400.9	54.2	30.3	36.5	792.0	751.2	5.4
Corporate and Group (b) (d)	527.7	50.8	4.5	(65.6)	189.1	68.6	1.3
Net unallocated interest	19.0	-	-	19.0	-	-	-
Equity accounted joint venture (e)	-	-	-	20.7	145.5	145.5	-
Sale of USA Operations	447.0	-	-	(226.6)	-	-	-
BHP Steel Group	5,890.4	1,171.2	311.0	178.9	5,430.9	3,803.3	92.5
30 June 1999 $m							
Hot Rolled Products	1,134.8	969.6	137.3	117.3	2,081.6	1,324.5	97.8
Coated Products Australia	2,431.3	31.9	87.1	122.4	1,447.4	1,034.3	78.3
Coated Products USA (c)	410.3	-	33.0	3.0	623.5	572.5	48.6
Coated Products Asia	400.2	19.8	27.8	(9.1)	614.6	369.7	6.3
New Zealand Steel	400.8	38.8	47.0	(102.2)	765.2	734.7	8.2
Corporate and Group (b) (d)	416.4	53.6	4.3	(45.3)	437.0	302.3	1.6
Net unallocated interest	32.6	-	-	32.6	-	-	-
Equity accounted joint venture (e)	-	-	-	(37.6)	113.7	113.7	-
BHP Steel Group	5,226.4	1,113.7	336.5	81.1	6,083.0	4,451.7	240.8

(a) Net result on a segment basis comprises revenue attributable to that segment less direct expenses. No deduction is made for corporate overheads, borrowing costs, income tax or outside equity interests.

(b) Includes consolidation adjustments.

(c) BHP Steel's Coated Products USA operations were disposed in June 2000.

Note 5. Segment Information (continued)

(d) Corporate and Group revenue relates primarily to Transport and Logistics sales and sales by export trading offices.

(e) The equity accounted joint venture refers to North Star BHP Steel (see Note 11) which is a Hot Rolled Products operation.

Geographical Classification	External Revenue	Intersegment Revenue	Net Result	Gross Segment Assets
30 June 2001 $m				
Australia	3,783.1	109.5	121.9	3,471.9
New Zealand	433.6	9.4	36.9	916.3
Asia	655.3	48.7	60.1	715.3
North America	9.0	5.0	-	93.7
Other countries	44.9	-	3.8	32.5
Net unallocated interest	27.0	-	27.0	-
Corporate and Group	(16.0)	-	35.6	(37.9)
Equity accounted joint venture	-	-	(26.1)	159.9
BHP Steel Group	4,936.9	172.6	259.2	5,351.7
30 June 2000 $m				
Australia	3,779.3	114.8	308.7	3,642.4
New Zealand	400.9	36.4	36.5	792.0
Asia	560.2	91.2	12.5	678.2
North America	639.9	-	29.5	132.0
Other countries	41.0	-	(1.6)	38.3
Net unallocated interest	19.0	-	19.0	-
Corporate and Group	3.1	-	(19.8)	2.5
Equity accounted joint venture	-	-	20.7	145.5
Sale of US operations	447.0	-	(226.6)	-
BHP Steel Group	5,890.4	242.4	178.9	5,430.9
30 June 1999 $m				
Australia	3,705.3	76.1	181.0	3,742.1
New Zealand	430.4	23.6	(102.9)	792.5
Asia	463.8	40.2	(12.2)	662.0
North America	543.4	1.6	15.4	737.5
Other countries	75.9	0.2	20.9	36.5
Net unallocated interest	32.6	-	32.6	-
Corporate and Group	(25.0)	-	(16.1)	(1.3)
Equity accounted joint venture	-	-	(37.6)	113.7
BHP Steel Group	5,226.4	141.7	81.1	6,083.0

Note 6. Receivables (Current)

	30 June 2001 $m	30 June 2000 $m
Trade receivables (a)	511.3	533.6
Deduct provision for doubtful debts	(17.1)	(16.8)
Total trade receivables	494.2	516.8
Sundry receivables	72.1	104.1
Short term deposit (c)	310.0	310.0
Total current receivables (b)	**876.3**	**930.9**

(a) The value of trade receivables at 30 June 2001 would have been $95.7 million (2000: $59.2 million) higher but for the sale of receivables under the sale of receivables program. Collections of $82.6 million (2000: $121.9 million) were held on behalf of the purchasers of the receivables at 30 June 2001, and have been classified as sundry creditors. A balance of $17.0 million (2000: $16.4 million) is held in sundry receivables in relation to the sale of receivables program, representing retentions on the amount sold.

(b) Includes US$ denominated receivables to the value of $133.0 million (2000: $191.5 million).

(c) This deposit is held as security for borrowings of the BHP Billiton Group. The deposit can not be withdrawn without an equivalent repayment of the related debt.

Note 7. Inventories (Current)

	30 June 2001 $m	30 June 2000 $m
Raw materials and stores		
At cost	78.3	89.9
	78.3	89.9
Work in progress		
At net realisable value	8.3	8.3
At cost	307.7	287.9
	316.0	296.2
Finished goods		
At net realisable value	26.5	19.1
At cost	191.8	218.9
	218.3	238.0
Spares and other		
At cost	34.1	43.3
	34.1	43.3
Total current inventories		
At net realisable value	34.8	27.4
At cost	611.9	640.0
	646.7	**667.4**

Note 8. Other Assets (Current)

	30 June 2001 $m	30 June 2000 $m
Deferred charges and prepayments	15.0	10.9
Total current other assets	**15.0**	**10.9**

Note 9. Other Financial Assets (Non-Current)

Securities not quoted on prescribed stock exchanges	4.2	4.1
Other	0.4	0.9
Total non-current other financial assets	**4.6**	**5.0**

Note 10. Receivables (Non-Current)

Other	24.3	22.4
Total non-current receivables	**24.3**	**22.4**

Note 11. Investments Accounted for Using Equity Method

Details of material interest in joint venture entity are as follows:

Name and Principal activities	Reporting Date 2001	Reporting Date 2000	Ownership Interest at Reporting Date 2001	Ownership Interest at Reporting Date 2000	Carrying Amount 2001 $m	Carrying Amount 2000 $m
North Star BHP Steel – Steel Manufacturing	31 May	31 May	50%	50%	159.9	145.5
Shares in equity accounted investment					92.7	100.5
Loans to joint venture					67.2	45.0
Total equity accounted investment					**159.9**	**145.5**

(a) Share of net profits of joint venture entity

Profit/(loss) from ordinary activities before income tax	(26.1)	20.7
Income tax expense	-	-
Share of net results of joint venture entity	**(26.1)**	**20.7**

(b) Share of joint venture entity assets and liabilities

Current assets	83.1	87.6
Non-current assets	376.9	344.2
Current liabilities	117.1	136.4
Non-current liabilities	248.8	194.3
Net assets	**94.1**	**101.1**

Note 11. Investments Accounted for Using Equity Method (continued)

(c) Movements in Carrying Amount of Investment in Joint Venture Entity

	2001				2000			
	Retained Profits $m	Cost $m	Exchange Fluctuation $m	Carrying Amount $m	Retained Profits $m	Cost $m	Exchange Fluctuation $m	Carrying Amount $m
Balance at the beginning of the year	(96.8)	175.5	21.8	100.5	(117.5)	175.5	14.7	72.7
Movements during the year								
Share of net results	(26.1)	-	-	(26.1)	20.7	-	-	20.7
Exchange fluctuations	-	-	18.3	18.3	-	-	7.1	7.1
Balance at year end	(122.9)	175.5	40.1	92.7	(96.8)	175.5	21.8	100.5

(d) Share of Joint Venture Entity Contingent Liabilities and Expenditure Commitments

	30 June 2001 $m	30 June 2000 $m
Other commitments – commitments under long term utility supply contracts	4.8	4.0
	4.8	4.0

Note 12. Inventories (Non-Current)

	30 June 2001 $m	30 June 2000 $m
Raw materials and stores		
At cost	0.6	0.7
	0.6	0.7
Spares and other		
At net realisable value	5.9	6.8
At cost	50.2	54.1
	56.1	60.9
Total non-current inventories		
At net realisable value	5.9	6.8
At cost	50.8	54.8
	56.7	61.6

Note 13. Property, Plant and Equipment

	2001			2000		
	Gross Value of Assets $m	Accumulated Depreciation $m	Net Value $m	Gross Value of Assets $m	Accumulated Depreciation $m	Net Value $m
Land and buildings (a)	597.2	225.2	372.0	582.2	209.0	373.2
Property, plant and equipment (b)	5,468.3	2,538.2	2,930.1	5,421.0	2,374.9	3,046.1
Total property, plant and equipment	**6,065.5**	**2,763.4**	**3,302.1**	**6,003.2**	**2,583.9**	**3,419.3**

	30 June 2001 $m	30 June 2000 $m
(a) Land and Buildings		
Opening net book value	373.2	462.5
Capital expenditure	2.0	8.5
Depreciation	(16.0)	(19.2)
Net disposals	-	(96.7)
Exchange variations	12.8	18.1
Closing book value	372.0	373.2
(b) Property, Plant and Equipment		
Opening net book value	3,046.1	3,616.5
Capital expenditure	96.0	85.0
Depreciation	(247.3)	(289.3)
Net disposals	(3.8)	(408.3)
Exchange variations	39.1	42.2
Closing book value	2,930.1	3,046.1

(c) Following the adoption of revised Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets, all classes of property, plant and equipment previously carried at directors' valuation have reverted to a deemed cost basis of measurement.

Note 14. Other Assets (Non-Current)

	30 June 2001 $m	30 June 2000 $m
Deferred charges	8.8	6.9
Total non-current other assets	**8.8**	**6.9**

Note 15. Payables (Current)

Trade creditors		
- related party – BHP Billiton group	66.7	96.4
- unrelated persons	298.9	315.5
Sundry creditors (a)	212.7	209.8
Total current accounts payable	**578.3**	**621.7**

(a) Collections of $82.6 million (2000: $121.9 million) were held on behalf of the purchaser of receivables, under the sale of receivables program.

Note 16. Interest Bearing Liabilities (Current)

	30 June 2001 $m	30 June 2000 $m
Current portion of long term loans		
Secured		
- Bank loans	9.9	-
Unsecured		
- Bank loans	10.4	8.4
	20.3	8.4
Short term interest bearing liabilities		
Secured	22.7	27.9
Unsecured	70.3	72.9
Bank overdrafts	0.1	0.9
	93.1	101.7
Total current interest bearing liabilities	**113.4**	**110.1**
Current portion of interest bearing liabilities		
US dollars	46.0	59.6
Australian dollars	0.1	0.9
Other currencies	67.3	49.6
Total current interest bearing liabilities	**113.4**	**110.1**

Note 17. Other Provisions (Current)

	30 June 2001 $m	30 June 2000 $m
Deferred income	17.1	14.1
Employee entitlements (note 19)	159.6	127.5
Other	15.8	20.6
Total current other provisions	192.5	162.2

Note 18. Interest Bearing Liabilities (Non-Current)

	30 June 2001 $m	30 June 2000 $m
Secured		
- Bank loans (a)		
- at average floating interest rates of 5.1%	39.6	41.6
Unsecured		
- Bank loans		
- at average fixed interest rates of 3.6%	10.4	-
- at average floating interest rates of 3.6%	52.1	52.5
- Other loans – at fixed interest of 6.5%	42.8	36.3
	144.9	130.4
Less: amounts repayable within twelve months (Note 16)	(20.3)	(8.4)
Total non-current portion of long term loans	124.6	122.0
Redeemable preference shares		
- BHP Steel (Thailand) Ltd (b)	-	26.6
Total non-current interest bearing liabilities	**124.6**	**148.6**
The total of long term loans not currently payable classified by maturity dates:		
Later than one year but not later than five years	71.2	85.9
Later than five years	53.4	36.1
	124.6	**122.0**
The total of long term loans are classified by the following currencies:		
US dollars	124.6	122.0
	124.6	**122.0**

(a) Secured by charges over certain assets.

(b) Nil (2000 – 6,250,000) shares of 100 Baht each, fully paid, cumulative, zero dividend preference shares. These shares were redeemed in December 2000.

Note 19. Other Provisions (Non-Current)

	30 June 2001 $m	30 June 2000 $m
Employee entitlements (a)	178.7	165.5
Other	1.3	0.4
Total non-current other provisions	**180.0**	**165.9**
(a) Aggregate employee benefits liabilities		
Current (note 17)	159.6	127.5
Non-current	178.7	165.5
	338.3	**293.0**

Note 20. Total Equity Interests

Financing provided by BHP Billiton Group	3,702.6	3,782.1
Outside equity interest	28.1	21.2
Total equity interests (a)	**3,730.7**	**3,803.3**
Total equity at the beginning of the financial year	3,803.3	4,451.7
Profit from ordinary activities before borrowing costs and income tax expense recognised in the Statement of Financial Performance	259.2	178.9
Total changes in financing provided by BHP Billiton Group (b)	(338.7)	(823.2)
Total changes in outside equity interests	6.9	(4.1)
	3,730.7	**3,803.3**

(a) Total equity interests have been presented on a combined basis to reflect the equity of the combined BHP Steel Group and outside equity interests.

(b) Contributed equity movements represent distributions, other than dividends, to the BHP Billiton Group. Included in the movement in the year to 30 June 2000 is the remittance of the proceeds from the sale of the US operations.

Note 21. Notes to the Combined Statement of Cash Flows

For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	30 June 2001 $m	30 June 2000 $m
Reconciliation of Cash		
Cash and cash equivalents comprise:		
Cash assets:		
- Cash	195.1	98.5
- Short term deposits	11.9	23.1
Total cash assets	**207.0**	**121.6**
Bank overdrafts (note 16)	0.1	0.9
Total cash and cash equivalents	**206.9**	**120.7**

	30 June 2001 $m	30 June 2000 $m	30 June 1999 $m
*(a) **Reconciliation of Profit from ordinary activities before Income Tax and borrowing costs to operating cash flows before borrowing costs and income tax paid***			
Profit from ordinary activities before borrowing costs and income tax	259.2	178.9	81.1
Adjustments for non-cash income and expense items			
Depreciation and amortisation	263.3	311.0	336.5
Share of associated entities (profits)/losses less dividends	26.1	(20.7)	37.6
Loss/(profit) on sale of non-current assets	(1.4)	232.2	(2.2)
Write down of non-current assets	0.4	5.9	106.6
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations			
Decrease in inventories	44.8	5.6	206.9
Decrease/(increase) in deferred charges	(5.2)	(1.3)	3.1
(Increase)/decrease in trade receivables	5.7	(25.6)	62.9
Increase in sundry receivables	(30.9)	30.3	8.7
(Decrease)/increase in trade creditors	(14.1)	14.9	(61.4)
Increase in sundry creditors	27.5	6.2	(17.7)
(Decrease)/increase in other provisions	41.7	11.0	(26.5)
Other	(13.4)	(45.9)	59.6
Operating cash flows before borrowing costs and income tax paid.	**603.7**	**702.5**	**795.2**

Note 21. Notes to the Combined Statement of Cash Flows (continued)

	30 June 2001 $m	30 June 2000 $m	30 June 1999 $m
(b) Carrying amount of controlled entities disposed			
Value of assets and liabilities of entities disposed			
Cash and cash equivalents	-	2.1	-
Trade receivables (current)	-	82.6	-
Inventories (current)	-	103.6	-
Other (current)	-	0.9	-
Property, plant and equipment	-	471.0	-
Intangible assets	-	31.7	-
Other (non-current)	-	17.7	-
Bank overdraft	-	(3.3)	-
Payables (current)	-	(24.9)	-
Provisions (current)	-	(3.8)	-
Provisions (non-current)	-	(4.0)	-
Net identifiable assets	-	673.6	-
Net consideration received			
Cash	-	447.0	-
Loss on disposal	-	226.6	-

Note 22. Standby Arrangements, Unused Credit Facilities

	30 June 2001		
	Facility available $m	Drawn down $m	Unused $m
Revolving credit facilities	211.2	63.8	147.4
Bank overdraft facilities	67.5	0.1	67.4
Total financing facilities	278.7	63.9	214.8

	30 June 2000		
	Facility available $m	Drawn down $m	Unused $m
Revolving credit facilities	170.6	44.6	126.0
Bank overdraft facilities	69.6	0.9	68.7
Total financing facilities	240.2	45.5	194.7

Details of major standby and support arrangements are as follows:

Revolving credit facilities

The BHP Steel Group will be arranging for a bank syndicated term credit facility prior to separation, which will initially be drawn down upon separation. In addition to the term facility, it is anticipated that a short term facility will be arranged to support working capital and other short term cash requirements. Details of these facilities are not yet available. Other revolving credit facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses.

Bank Overdraft facilities

Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed to on a periodic basis.

Note 23. Market Risk, Financial Instruments and Commodities

The BHP Steel Group operates within the risk management framework of the BHP Billiton Limited Group, which has Board approved risk management policies for managing the market risks associated with its business activities and with its financial instruments.

These risks are categorised under the following headings:

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks, the policies the BHP Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BHP Steel Group's accounting policies for financial instruments are set out in Note 1.

Liquidity and Credit Risk

Historically, BHP Steel has met its working capital needs and capital expenditure requirements primarily through a combination of operating cash flows, external borrowings and intercompany indebtedness to BHP Billiton. Following the Steel Demerger, it is anticipated that BHP Steel will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and proposed financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Steel Group within the normal terms of trade. To manage this risk, the Steel Group periodically assesses the financial viability of counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Steel Group's combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangements with financial institution counterparties. Refer Notes 6 and 15.

These risks are categorised under the following headings:

Counterparties

The BHP Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Sales to BHP Steel Group customers are made either on open terms or subject to independent payment guarantees. The BHP Steel Group has no significant concentration of credit risk with any single customer or group of customers.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Steel Group does not generally require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BHP Steel Group has a significant credit exposure are Australia, the US, and others including China, South-East Asia and New Zealand.

Terms of trade are continually monitored by the BHP Steel Group.

Note 23. Market Risk, Financial Instruments and Commodities (continued)

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry

The BHP Steel Group trades in the building and construction, automotive and transport, manufacturing and packaging industries.

Price Risk

The BHP Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the BHP Billiton Limited Group Board of Directors.

During the year ended 30 June 2001, the BHP Billiton Limited Group conducted a comprehensive review of its strategy in relation to its market price risks, including the disclosure of hedging positions. As a result of this review, a new approach to market risk management, Portfolio Risk Management, was approved and announced in December 2000.

The strategy entails managing risk at the portfolio level through the adoption of a 'self insurance' model, by taking advantage of the natural hedges provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk. The BHP Steel Group operates within this policy framework and strategy.

The BHP Steel Group is reviewing its strategy in relation to managing market price risks, as a precursor to separation from the BHP Billiton Limited Group. Whilst principles and methodology similar to the BHP Billiton Limited Group strategy are being followed, the risk profile of the BHP Steel Group will be very different. On conclusion of the review, new policies, procedures and limits will require approval by the BHP Steel Group Board of Directors.

Interest Rate Risk

The BHP Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy.

Interest rate details and maturity profiles of the BHP Steel Group's interest bearing liabilities are disclosed in Notes 16 and 18.

Foreign Exchange Risk - Interest Bearing Liabilities

In addition to transactional exposures related to sales and purchases, the BHP Steel Group has interest bearing liabilities denominated in foreign currencies. The BHP Steel Group has a partial natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Debt maturity profiles and currency analysis of the BHP Steel Group interest bearing liabilities are disclosed in Notes 16 and 18.

Foreign Exchange Risk - Transactional Exposures

The BHP Steel Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian based entities. Foreign exchange risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy.

When required, hedging is undertaken through transactions entered into in foreign exchange markets. Forward exchange contracts have been used for hedging purposes under the previous policy.

The tables below provide information about the BHP Steel Group's outstanding foreign exchange contracts that have not been recognised in the accounts.

Forward contracts to sell US dollars have been designated as cash flow hedges of customer collections from US dollar denominated sales. Foreign currency gains and losses arising on forward contracts are recognised in net profit in the period corresponding with the recognition of the sale or purchase.

Note 23. Market Risk, Financial Instruments and Commodities (continued)

Forward Contracts - Sell US Dollars/Buy Australian Dollars

Term	Weighted Average A$/US$ Exchange rate 2001	2000	BHP Steel Ltd Group contract amounts 2001 US$m	2000 US$m
Not later than one year	**0.5970**	0.6101	**49**	142
Later than one year but not later than two years	**0.5969**	0.5970	**33**	49
Later than two years but not later than three years	**-**	0.5969	**-**	33
Total	**0.5970**	0.6052	**82**	224

Forward Contracts - Sell US Dollars/Buy New Zealand Dollars

Term	Weighted Average NZ$/US$ Exchange rate 2001	2000	BHP Steel Ltd Group contract amounts 2001 US$m	2000 US$m
Not later than one year	**0.4981**	0.4878	**34**	41
Later than one year but not later than two years	**0.4544**	0.4971	**17**	33
Later than two years but not later than three years	**0.4000**	0.4818	**7**	12
Total	**0.4709**	0.4905	**58**	86

Forward Contracts - Sell Japanese Yen/Buy New Zealand Dollars

Term	Weighted Average NZ$/Yen Exchange rate 2001	2000	BHP Steel Ltd Group contract amounts 2001 NZ$m	2000 NZ$m
Not later than one year	**57.76**	58.61	**8**	10
Later than one year but not later than two years	**-**	57.76	**-**	8
Total	**57.76**	58.24	**8**	18

Forward Contracts - Sell Australian Dollars/Buy New Zealand Dollars

Term	Weighted Average A$/NZ$ Exchange rate 2001	2000	BHP Steel Ltd Group contract amounts 2001 NZ$m	2000 NZ$m
Not later than one year	**1.1855**	1.2568	**3**	8
Later than one year but not later than two years	**-**	1.1851	**-**	3
Total	**1.1855**	1.2346	**3**	11

Note 23. Market Risk, Financial Instruments and Commodities (continued)

Commodity Price Risk

The BHP Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes. Commodity price risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy.

There is no physical or derivative market for trading of steel that would provide appropriate liquidity for undertaking hedging of steel prices. Commodity input prices have been hedged under the previous policy.

The following table provides information about the BHP Steel Group's material derivative contracts, which have not been recognised in the accounts. Contract amounts are used to calculate the contractual payments and quantity of inventory to be exchanged under the contracts.

BHP Steel Group	Volume 2001	Volume 2000	Units	Average rate 2001 US$	Average rate 2000 US$	Term to maturity (months)	Notional amount (a) 2001 US$m	Notional amount (a) 2000 US$m
Aluminium								
Forwards (buy)	**3,227**	10,756	tonnes	**1,541.2**	1,509.8	0-12	**5**	16
	-	1,282	tonnes	**-**	1,551.8	13-24	**-**	2
Total	**3,227**	12,038	tonnes				**5**	18
Zinc								
Forwards (buy)	**9,659**	31,410	tonnes	**1,145.2**	1,123.7	0-12	**11**	35
	-	4,369	tonnes	**-**	1,135.3	13-24	**-**	5
Total	**9,659**	35,779	tonnes				**11**	40

(a) The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

Other Financial Instruments

During 1999 a BHP Billiton Limited subsidiary entered into two amortising swap agreements with notional principals of US$95 million and US$71 million, which mature on 31 May 2005. Under the swap agreements, the BHP Billiton Limited subsidiary pays LIBOR plus 1% per annum to the counterparty and receives 9.02% per annum fixed and LIBOR plus 0.5% per annum respectively. As at 30 June 2001, the outstanding notional principals were US$65 million (2000 - US$77million) and US$48 million (2000 - US$58 million) respectively. As part of the Implementation Deed this swap is to be transferred to BHP Steel on or prior to the demerger date.

Fair Value of Financial Instruments

Financial instruments are held to maturity in the normal course of business and accordingly are recorded at cost or redemption amount as appropriate. The recorded amount is described below as the carrying amount, otherwise known as book value.

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and Current Receivables

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Other Current Financial Assets

Except as otherwise indicated, the carrying amount approximates fair value because of the short period to maturity of these investments.

Non-Current Other Financial Assets

The financial assets have been recorded at cost and have not been written down as the carrying value is considered recoverable

Non-Current Receivables

The fair values are estimated based on the present value of anticipated future receipts.

Note 23. Market Risk, Financial Instruments and Commodities (continued)

Short Term Interest Bearing Liabilities

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Long Term Interest Bearing Liabilities

Long term interest bearing liabilities are taken out under fixed and floating interest rates. The fair value of the Group's long term interest bearing liabilities is not considered to be materially different from the carrying amount, after consideration of current and fixed interest rates.

Fair Value of Derivatives

The fair value of derivatives is based upon market valuations.

BHP Steel Group	Carrying amount 2001 $m	Fair Value 2001 $m	Carrying amount 2000 $m	Fair Value 2000 $m
Items not included in the Statement of Financial Position				
Foreign exchange contracts	-	(40.9)	-	(11.8)
Aluminium	-	-	-	1.2
Zinc	-	(5.6)	-	1.2

Note 24. Lease and Capital Expenditure Commitments

	30 June 2001 $m	30 June 2000 $m
Capital expenditure commitments not provided for in the accounts		
- Due not later than one year	63.3	33.7
- Due later than one year but not later than five years	35.0	5.0
Total capital commitments	**98.3**	**38.7**
Lease expenditure commitments		
Operating leases (a)		
- Due not later than one year	56.5	58.0
- Due later than one year but not later than five years	153.4	157.7
- Due later than five years	15.2	51.3
Total commitments under operating leases	**225.1**	**267.0**
Other commitments (b)		
- Due not later than one year	107.9	97.4
- Due later than one year but not later than five years	479.0	409.3
- Due later than five years	257.2	335.7
	844.1	**842.4**

(a) Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

(b) Other commitments represent commitments under long term utility supply contracts at the Australia and New Zealand steel work operations.

(c) The Group has also entered into contracts with entities controlled by and related parties of BHP Billiton Limited to secure supplies of coal and iron ore. It is not possible to quantify specific exposures under these contracts.

Note 24. Lease and Capital Expenditure Commitments (continued)

The coal contract commences on 1 July 2002 and has an initial term of 30 years. Thereafter, the contract will roll over indefinitely for further terms of 5 years. BHP Steel is obliged to purchase 90% of Port Kembla Steelwork's coking coal requirements under the contract at prices set annually by reference to market prices.

The iron ore contract commenced on 1 June 1999 and will continue indefinitely with a right of termination by either party upon not less than one year's notice. The first date on which notice may be served is 31 May 2003. Prices under the contract are to be mutually agreed between the parties within a specified range.

Note 25. Contingent Liabilities

	30 June 2001 $m	30 June 2000 $m
Contingent liabilities at balance date, not otherwise provided for in the Financial Statements, are categorised as arising from:		
- Unsecured (a)	63.9	93.6
Total contingent liabilities	**63.9**	**93.6**

(a) Including loan and performance guarantees.

(b) Prior to the demerger BHP Steel will be required to put in place certain guarantees in respect of work cover obligations. The amount of these guarantees has yet to be determined. In the past, work cover obligations have been managed centrally by BHP Billiton Limited.

(c) North Star BHP Steel, a 50% joint venture entity, has various borrowings denominated in US dollars. The major facilities are fully amortising term loans. Of these loans, 50% are held by the ANZ Banking Group ("ANZ"). Currently, ANZ can put these loans back to BHP Billiton Limited in the event of default by North Star BHP Steel. Following the Steel Demerger, BHP Billiton Limited's obligations under this arrangement will be novated to BHP Steel. Following the Steel Demerger, BHP Steel will also guarantee 100% of a US$12.5 million working capital facility held by North Star BHP Steel. At 30 June 2001, BHP Steel's share of the North Star BHP Steel borrowings, at the Australian dollar/US dollar exchange rate of 0.5054 amounted to $255.8 million.

Note 26. Superannuation Commitments

BHP Steel contributes to a number of superannuation funds which exist to provide benefits for employees and their dependants on retirement, disability or death. The funds include a BHP Billiton Group sponsored fund and statutory retirement funds and are either defined benefit or defined contribution arrangements. The BHP Billiton Limited Group and employee members make contributions as specified in the rules of the respective funds.

The total amount of BHP Steel contributions to all funds was $80.2 million and $81.8 million for 2001 and 2000 respectively.

BHP Steel's contribution to retirement plans for all BHP Steel Group sponsored plans was $13.7 million and $12.4 million for 2001 and 2000 respectively.

BHP Steel contributed $66.5 million and $69.4 million for 2001 and 2000 respectively, for employees covered by various multi-employer industry and statutory retirement plans. Information from the plans' administrators, which would permit the BHP Billiton Limited Group to determine its share of accumulated plan benefits or net assets available for benefits under all such plans, is not available.

The contributions payable to the various funds are charged against earnings when payable. In addition, provision is made in the accounts for retirement benefits payable to non-executive Directors.

Note 26. Superannuation Commitments (continued)

Independent actuarial reviews of BHP Billiton Limited Group sponsored defined benefit funds are generally undertaken every three years. The most recent actuarial review of the BHP New Zealand Steel Pension Fund conducted for the year ended 30 June 2001, indicated that the fund was in a deficit position. The pension fund trustee and BHP Steel has implemented a plan whereby the fund deficit is expected to be eliminated over a ten year period. This plan involves a combination of a series of lump sum payments, a change in the current investment portfolio and the maintenance of current contribution levels to the fund.

The following is a review of the major funds in which BHP Billiton Group participates.

Name of Fund	Fund Type	Last reporting Date	Accrued Benefits (a) (b) 2001 $m	Accrued Benefits (a) (b) 2000 $m	Plan Assets (a) 2001 $m	Plan Assets (a) 2000 $m	Net surplus/ (deficit) (a) 2001 $m	Net surplus/ (deficit) (a) 2000 $m	Vested benefits (a) (b) 2001 $m	Vested benefits (a) (b) 2000 $m
BHP Superannuation Fund (b) (c) (d)	*Defined benefit/* Defined contribution	30 June 2001	2,609	3,143	2,818	3,404	209	261	2,798	3,370
BHP New Zealand Steel Pension Fund (b)	Defined benefit	31 March 2001	127	122	81	78	(46)	(44)	121	107

(a) Accrued benefits, plan assets, net surplus/(deficit) and vested benefits are measured as at the last reporting date of each fund listed above.

(b) Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor other than resignation from the fund. Accrued benefits are calculated by the actuary as the present value of future benefit payments in relation to membership up to the dates noted above. In respect of the BHP Superannuation Fund, the last actuarial review was undertaken as at 30 June 2001. The results of this review were made available after completion of the 2000 annual report, and comparative data presented above has been restated accordingly. The accrued benefits as at 30 June 2001 are estimated.

(c) There is an enforceable legal obligation on the BHP Billiton Limited Group to contribute. Contributions are made by the member and the BHP Billiton Limited Group based on a percentage of the member's salary or wage.

(d) The information included above reflects the aggregate position of the fund for all BHP Billiton employees, of which BHP Steel employees form a part.

Note 27. Remuneration of Auditors

	12 Months ended 30 June 2001 $m	30 June 2000 $m	30 June 1999 $m
Amounts received or due and receivable by the auditors for:			
- Audit services	1.162	0.952	1.443
- Other services	0.206	0.089	0.067
	1.368	**1.041**	**1.510**

Note 28. Remuneration of Directors – Domiciled in Australia

	2001 $m	2000 $m
Amounts received or due and receivable by Directors of BHP Steel Limited (a) (b) (c) (d).	4.528	2.703

Directors Total income was between ($)	BHP Steel Limited 2001 Number	BHP Steel Limited 2000 Number	Directors Total income was between ($)	BHP Steel Limited 2001 Number	BHP Steel Limited 2000 Number
60,000 - 69,999	1	-	420,000 - 429,999	-	1
90,000 - 99,999	-	1	620,000 - 629,999	1	-
240,000 - 249,999	1	-	730,000 - 739,999	1	-
270,000 - 279,999	-	1	760,000 - 769,999	1	-
320,000 - 329,999	-	1	820,000 - 829,999	-	1
370,000 - 379,999	-	1	890,000 - 899,999	1	-
380,000 - 389,999	-	1	1,200,000 - 1,209,999	1	-

(a) Directors' remuneration has been determined in accordance with Urgent Issues Group Abstract 14 - Directors' Remuneration. For some Executive Directors, remuneration includes Company contributions to superannuation funds and an imputed notional contribution calculated at the determined actuarial rate. Where Executive Directors have Employee Share Plan loans, an imputed interest component is included in remuneration.

(b) Options granted during 2001 and 2000 under the BHP Billiton Employee Share Plan are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against the performance of a number of Australian companies. These options have an exercise price equivalent to market price at date of issue less, in the case of some options, a discount of one cent. The value of an Employee Share Plan option granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $6.40. Remuneration for 2001 includes amounts in relation to options granted during the year. In 2000, due to the nature of the performance hurdles which had been established for these options, and the absence of an appropriate valuation technique, their value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in the prior period.

(c) Performance Rights granted during 2001 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against the performance of a number of international companies. The value of a Performance Right granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $14.73. Remuneration for 2001 includes amounts in relation to Performance Rights granted during the year.

(d) Remuneration for 2001 includes incentives payable to executive officers based on the achievement of business performance targets and individual performance for the year ended 30 June 2001. Remuneration for 2000 includes incentives paid to executive officers for the financial period ended 30 June 2000 and also includes the payment of incentives related to 1999 performance. A change in the basis of reporting incentive payments was made in the financial period ended 30 June 2000.

Note 29. Remuneration of Executive Officers – Domiciled in Australia

	BHP Steel Group(a)	
	2001 $m	2000 $m
Amounts received or due and receivable by executive officers (including Executive Directors) whose total income equals or exceeds $100,000 (a) (b) (c) (d) (e).	8.333	3.609

Executive officers whose Total income was between ($)	BHP Steel Group (a) 2001 Number	2000 Number	Executive officers whose total income was between ($)	BHP Steel Group(a) 2001 Number	2000 Number
110,000 - 119,999	-	1	870,000 - 879,999	-	1
290,000 - 299,999	1	-	1,200,000 - 1,209,999	1	-
570,000 - 579,999	1	-	1,280,000 - 1,289,999	1	-
580,000 - 589,999	1	-	1,780,000 - 1,789,999	-	1
590,000 - 599,999	1	-	3,790,000 - 3,799,999	1	-
820,000 - 829,999	-	1			

(a) An executive officer is a person who is directly accountable and responsible for the strategic direction and operational management of the BHP Steel Group. Executive officers of the BHP Steel Group are also the executive officers of BHP Steel Limited.

(b) Executive officers' remuneration has been determined in accordance with Urgent Issues Group Abstract 14 - Directors' Remuneration. For some executive officers, remuneration includes Company contributions to superannuation funds and an imputed notional contribution calculated at the determined actuarial rate. Where executive officers have Employee Share Plan loans, an imputed interest component is included in remuneration.

(c) Options granted during 2001 and 2000 under the BHP Billiton Employee Share Plan are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against the performance of a number of Australian companies. These options have an exercise price equivalent to market price at date of issue less, in the case of some options, a discount of one cent. The value of an Employee Share Plan option granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $6.40. Remuneration for 2001 includes amounts in relation to options granted during the year. In 2000, due to the nature of the performance hurdles which had been established for these options, and the absence of an appropriate valuation technique, their value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in the prior period.

(d) Performance Rights granted during 2001 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against the performance of a number of international companies. The value of a Performance Right granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $14.73. Remuneration for 2001 includes amounts in relation to Performance Rights granted during the year. The aggregate remuneration of executive officers of $8.333 million includes $1.851 million for Performance Rights granted in 2001.

(e) Remuneration for 2001 includes incentives payable to executive officers based on the achievement of business performance targets and individual performance for the year ended 30 June 2001. Remuneration for 2000 includes incentives paid to executive officers for the financial period ended 30 June 2000 and also includes the payment of incentives related to 1999 performance. A change in the basis of reporting incentive payments was made in the financial period ended 30 June 2000.

Note 30. Controlled Entities

The following entities are controlled entities within the combined BHP Steel Group.

Entity	Place of incorporation	Principal activities	Beneficial interest(%)
BHP Steel Limited	Australia	Holding company, steel rolling and coating	
BHP Steel Finance Ltd	Australia	Finance company	100
BHP Steel Logistics Co Pty Ltd	Australia	Transport company	100
BHP Steel (AIS) Pty Ltd	Australia	Iron and steel manufacture	100
Glenbrook Holdings Pty Ltd	Australia	Holds investment	100
Amari Wolff Steel Pty Ltd	Australia	Holds investment	100
New Zealand Steel (Aust) Pty Ltd	Australia	Trading	100
Australian Iron &Steel Pty Ltd	Australia	Holds name	100
John Lysaght (Australia) Pty Ltd	Australia	Holds name	100
BHP Steel Middle East Investments Pty Ltd	Australia	Holds investment	100
BHP Steel Building Products Sdn Bhd	Brunei	Rollforming steel	60
Endeavour Industries Ltd	British Virgin Islands	Inactive	100
BHP Steel Building Products (Guangzhou) Ltd	China	Rollforming steel	100
BHP Steel Building Products (Shanghai) Ltd	China	Rollforming steel	100
BHP International Trading (Shanghai) Co Ltd	China	Trading	100
BHP Steel Building Products South Pacific	Fiji	Rollforming steel	64
BHP Steel Building Products (Hong Kong)	Hong Kong	Rollforming steel	100
BHP Lysaght (Hong Kong) Ltd	Hong Kong	Inactive	100

Note 30. Controlled Entities (continued)

Entity	Place of incorporation	Principal activities	Beneficial interest
BHP Steel N Asia Ltd	Hong Kong	Trading	100
BHP Steel India Private Ltd	India	Trading	100
PT BHP Steel Indonesia	Indonesia	Steel rolling and coating	74
PT BHP Steel Building Products Indonesia	Indonesia	Manufacture and distribution of building products	100
PT BRC Lysaght Distribution	Indonesia	Inactive	80
BHP Information Technology (Malaysia) Sdn Bhd	Malaysia	Transport company	100
BHP Engineering (Malaysia) Sdn Bhd	Malaysia	Inactive	100
BHP Steel (Malaysia) Sdn Bhd	Malaysia	Steel rolling and coating	60
BHP Steel Building Products (Malaysia)	Malaysia	Rollforming steel	60
BHP Building Products (Sabah) (a)	Malaysia	Rollforming steel	49
BHP Asia Sdn Bhd	Malaysia	Administration services	100
BHP Steel Building Products New Caledonia SA	New Caledonia	Rollforming steel	65
BHP Consulting Services (New Zealand) Ltd	New Zealand	Inactive	100
Tasman Steel Holdings Ltd	New Zealand	Holding company	100
BHP NZ Steel Holdings Ltd	New Zealand	Holding company	100
Glenbrook Representatives Ltd	New Zealand	Steel manufacturer	100
BHP New Zealand Steel Ltd	New Zealand	Iron and steel production	100
NZ Steel Development Ltd	New Zealand	Steel manufacturer	100
Towards Industries Ltd	New Zealand	Steel manufacturer	100
Steltech Structural Ltd	New Zealand	Steel building materials	100
BHP NZ Steel Mining Ltd	New Zealand	Ironsands mining	100
BHP Trading New Zealand Ltd	New Zealand	Trading	100
BHP Steel International Holdings SA	Panama	Holding company	100
BHP Steel Building Products PNG Ltd	PNG	Rollforming steel	80
BHP Lysaght Rabaul Ltd	PNG	Inactive	80
BHP Titan Ltd	PNG	Property manager	80
BHP Steel Building Products Singapore Pte Ltd	Singapore	Manufacture and distribution of building products	100
BHP Steel Asia Pty Ltd	Singapore	Trading	100
BHP Steel Southern Africa Pty Ltd	South Africa	Trading	100
BHP Steel Building Products Lanka (Put) Ltd	Sri Lanka	Manufacture and distribution of building products	82
BHP Steel Building Products Taiwan	Taiwan	Rollforming steel	80
BHP Steel (Thailand) Ltd	Thailand	Steel rolling and coating	75
Steel Holdings Co Ltd	Thailand	Inactive	100
BHP Steel Building Products (Thailand) Ltd	Thailand	Rollforming steel	75
BHP Steel Europe Middle East Ltd	UK	Trading	100
BIEC International Inc	USA	Technology licensing and marketing	100
BHP Steel Technology Inc	USA	Holds investment	100
BHP Steel Americas Inc	USA	Trading	100
BHP Steel Investments Inc	USA	Holding company	100
BHP Steel Building Products (Vanuatu) Ltd (b)	Vanuatu	Rollforming steel	39
BHP Steel Building Products Vietnam	Vietnam	Rollforming steel	100

(a) The BHP Steel Group holds an ownership interest of 49% in BHP Steel Building Products (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Steel Group can exercise voting control.

(b) Ownership interest decreased from 54% in 2000. The BHP Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BHP Steel Building Products New Caledonia SA, which in turn has 60% ownership of this entity.

Note 31. Related Parties

Related parties of BHP Steel Limited are:

Directors

The following persons held the position of director of BHP Steel Limited during the past three financial years unless otherwise stated.

G M Day	(resigned 2 November 2000)
M Courtnall	
W G Johnston	(resigned 13 August 2000)
J W Cleary	
B L Carrasco	(appointed 9 April 1999, resigned 19 April 2000)
C Weatherstone	(appointed 28 September 1999)
W R Saxelby	(appointed 17 April 2000, resigned 19 October 2001)
G Warner	(appointed 24 October 2000)
B Kruger	(appointed 20 August 2001)

Ownership Interests

The ownership interests in related parties in the wholly owned group are set out in Note 30. The ultimate controlling entity of the combined entity is BHP Billiton Limited.

Transactions with BHP Billiton Limited Group

Transactions and balances with the BHP Billiton Limited Group included throughout the Financial Statements are as follows. All transactions are on commercial terms.

	2001 $m	2000 $m
Interest received or due and receivable from related parties		
Associated entities	3.9	3.7
Dividends received or due and receivable from related parties		
Associated entities	1.1	2.0
Current trade receivables due from related parties		
Associated entities	1.0	0.8
Current sundry receivables due from related parties		
Associated entities	1.4	-
Non-current trade receivables due from related parties		
Associated companies	0.5	0.5
Current trade creditors due to related parties		
BHP Billiton Group	66.7	96.4
Associated entities	-	0.1
	66.7	96.5
Current sundry creditors due to related entities		
BHP Billiton Group	20.5	24.2
Consideration received for tax loss transfers		
BHP Billiton Group	57.4	108.2

Note 31. Related Parties (continued)

	2001 $m	2000 $m
Raw material and energy purchases with entities within the BHP Billiton Group on commercial terms	656.4	544.6

Note 32. US Generally Accepted Accounting Principles Disclosures

The combined financial statements of the BHP Steel Group are prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP) as described in note 1. Material differences between generally accepted accounting principles as followed by the BHP Steel Group in Australia and those generally accepted in the US (US GAAP) are summarised below.

Asset Write-Downs

Under Australian GAAP the impairment test for determining the recoverable amount of non-current assets may be applied using either discounted or undiscounted estimated future cash flows. BHP Steel's policy is to use a discounted basis using a risk adjusted market rate which is applied both to determine impairment and to the calculation of the write-down.

Under US GAAP, an impairment test is required utilising undiscounted cash flows, followed by the application of discounting to any impaired asset. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and is written down to its fair value.

These differences created adjustments to the Statement of Financial Performance in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss.

Employee Benefits

In accordance with Australian GAAP, provisions for redundancies associated with organisational restructuring can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Employee Compensation Costs

Under US GAAP, compensation expense arising from BHP Billiton's variable share, option and performance rights plans are recognised based on movements in their intrinsic value. Changes to the exercise terms for certain shares and options arising from the OneSteel spin-out (from BHP Billiton) caused the related plan to become variable in 2001. This change required recognition of an expense by BHP Steel for the movement in intrinsic value since grant date of shares, options and performance rights held by BHP Steel employees. Under Australian GAAP, no compensation expense is determined by BHP Steel in accordance with these plans.

Pension Costs

BHP Steel charges to the Statement of Financial Performance the contributions made to pension plans. Under US GAAP, the net periodic pension is expensed in accordance with US Statement of Financial Accounts Standards No 87.

Realised Net Exchange Gains on Sale of Assets

Australian GAAP permits net exchange gains or losses reported in the exchange fluctuation account which relate to assets that have been sold, closed or written down to be transferred to retained earnings. US GAAP requires these net exchange gains or losses to be recognised in the profit and loss reflecting that they have, in substance, been realised.

Note 32. US Generally Accepted Accounting Principles Disclosures (continued)

Fair Value Accounting for Foreign Currency and Commodity Hedges
For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No 133: Accounting for Derivative Instruments and Hedging Activities (FAS 133) became applicable to BHP Steel on 1 July 2000. FAS 133 requires that each derivative instrument be recorded in the Statement of Financial Position as either an asset or liability measured at its fair value. Derivative instruments are recognised in the financial statements under Australian GAAP to the extent described in Note 1 and Note 2. As BHP Steel has not designated its derivative instruments as hedges of underlying transactions under FAS 133 or previous accounting standards, movements in the fair value of derivative instruments are taken to the profit and loss account.

Other Revenue
Under Australian GAAP sales of non-current assets are shown gross, and shown as other revenue, whereas under US GAAP the net gain or loss is shown as a component of other revenue. Refer note 3 for disclosure of proceeds from asset sales and for profits or losses from asset sales.

Future Impact of New Accounting Standards
In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 141: Business Combinations (FAS141) and Statement of Financial Accounting Standard No 142: Goodwill and Other Intangible Assets (FAS142). In August, the FASB also issued Statement of Financial Accounting Standards No 143: Accounting for Asset Retirement Obligations (FAS143) and Statement of Financial Accounting Standards No 144: Accounting for the Impairment or Disposal of Long-Lived Assets (FAS144).

For the purpose of deriving US GAAP financial information of BHP Steel, FAS141 applies to the purchase of business combinations entered into after 30 June 2001, and is not available for application to earlier transactions. FAS142 will apply for the year ending 30 June 2003 (early adoption is permitted in certain circumstances) and FAS143 and FAS144 will apply for the year ending 30 June 2003 (early adoption is permitted). BHP Steel has not adopted any of these standards early for the purpose of the 30 June 2001 financial statements and has made no decision concerning early adoption for the following year.

FAS141 changes the accounting for business combinations to a single purchase accounting method. FAS141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. FAS142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under FAS142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. FAS143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. FAS144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions.

BHP Steel has not evaluated the potential impact of any of these new standards on its future financial performance or financial position.

Directors' Declaration

The directors declare that:

a) the combined financial statements and associated notes comply with the accounting standards and Urgent Issues Group Consensus Views to the extent described in Note 1 to the financial statements; and

b) the combined financial statements and notes give a true and fair view, in accordance with the basis of preparation and combination and accounting policies described in Note 1 to the combined financial statements, of the financial position as at 30 June 2001 and 2000 and performance of the combined entity for the years then ended and its performance for the year ended 30 June 1999.

Made in accordance with a resolution of the directors.

Director

Melbourne
9 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 134, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP BILLITON LIMITED

BY ....

R V Taylor, Deputy Secretary

Date: 28 June 2002